UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on strategic elements of 2024-28 Strategic Plan

—

Rio de Janeiro, June 1, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors approved today the revision of the strategic elements for the 2024-2028 Strategic Plan (2024-28 SP), as well as the low carbon CAPEX driver for the range between 6% and 15% of total CAPEX for the first five years of the new Plan, in compliance with current governance practices, the commitment to value creation and the Company's long-term financial sustainability.

The strategic elements of the 2024-28 SP aim to prepare Petrobras for a more sustainable future, in the search for a just and safe energy transition in the country, reconciling the current focus on oil and gas with the search for diversification of our portfolio in low carbon businesses, as follows:

•	Vision: "To be the best diversified and integrated energy company in value generation, building a more sustainable world, reconciling the focus on oil and gas with diversification into low carbon businesses (including petrochemicals and fertilizers), sustainability, safety, respect for the environment and total attention to people.”
•	Purpose: "To provide energy that ensures prosperity in an ethical, just, safe and competitive way”.
•	Values: (i) Respect for life, people and the environment; (ii) Ethics and transparency; (iii) Overcoming and trust; and (iv) Focus on results.
•	Strategies aimed at Petrobras' effective contribution to a prosperous, sustainable future:

Exploration and Production	Maximize the value of the portfolio with a focus on profitable assets, replenish oil and gas reserves including exploration of new frontiers, increase the supply of natural gas, and promote the decarbonization of operations
Refining Transport and Commercialization	Act competitively and safely, maximize the capture of value by the adequacy and improvement of our industrial park and supply chain and logistics, seek self-sufficiency in oil products, with vertical integration, more efficient processes, improvement of existing products and development of new products towards a low-carbon market
Gas and Energy, and Renewables	Act in a competitive and integrated manner in the operation and commercialization of gas and energy, optimizing the portfolio and acting in the insertion of renewable sources
Sustainability	(i) Act in low carbon businesses, diversifying the portfolio in a profitable way and promoting the perpetuation of Petrobras; (ii) Act in our businesses with integrity and sustainability with safety, seeking decreasing emissions, promoting diversity and social development, contributing to a fair energy transition and training experts in sustainability; and (iii) Innovate to generate value for the business, supporting operational excellence and enabling solutions in new energies and decarbonization

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

The proposed revision of the strategic elements was guided by the release disclosed to the market on 03/31/2023, which announced six proposals approved by the Executive Board to be considered in the Strategic Plan. These proposals have been incorporated to the set of strategic elements with the denomination of drivers.

Aligned with the new strategic elements, the Company is targeting between 6% and 15% of total CAPEX for low carbon (compared to 6% in 2023-27 SP) to be confirmed in the detailing of the project portfolio that will be brought to final approval along with the new Plan in November 2023.

The low carbon CAPEX considers projects in renewable energies and decarbonization of operations, which must, within the governance established in the Company, go through the planning and approval processes foreseen in the applicable systems, having their technical and economic feasibility demonstrated.

The Company reinforces that the investments must be financed by operational cash flow, at levels equivalent to peer companies, and preferably through partnerships that allow the sharing of risks and expertise, and should seek the return on investment, capital cost reduction, strengthening Petrobras as an integrated energy company, maximizing the Company's value.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer